Announcement








                  CompanySalomon Brothers UK Equity Ltd
                  TIDMTTP
                  HeadlineRule 8 - (Oxford Glyocscienc)
                  Released10:40 4 Feb 2003
                  Number0110H






                                  FORM 8.3

Lodge with Company Announcements Office (which will publicise and copy to the Panel). Use separate form for each class of securities in which dealings have been made.

Date of disclosure: 04 February 2003

DISCLOSURE UNDER RULES 8.1(a), 8.1(b)(i) AND 8.3 OF THE CITY CODE ON TAKEOVERS AND MERGERS


Date of dealing:             03 February 2003
Dealing in:                     Oxford Glycosciences Plc

(1)   Class of securities.  Ordinary shares:

      (2)   Amount boughtAmount sold Price per unit GBP
      13,200 1.6700


(3)   Resultant total of the same class owned or controlled (and percentage
of class):  661,238                (1.19%)

(4)   Party making disclosure:                 Salomon Brothers UK Equity
Limited

(5)   EITHER  (a) Name of purchaser/Vendor (Note 1):  as above
       OR           (b) If dealing for discretionary client(s), name of fund
management organisation:   N/A

(6)   Reason for disclosure Passed 1% threshold

       (a) associate of (i) offeror (Note 3)
           No
                        (ii) offeree company
           No

       Specify which category or categories of associates (1-8 overleaf): (2)

       If category (8), explain
...................................................N/A........................
       (b) Rule 8.3 (i.e. disclosure because of ownership or control of 1% or
more of the class of relevant securities            dealt in)            YES


Signed, for and on behalf of the party named in (4) above
..........................................
(Also print name of signatory)
 Ben Cheetham
Telephone and extension number
020 7508 3554


Note 1. Specify owner, not nominee or vehicle company. If relevant, also identify controller of owner, e.g. where an owner normally acts on instructions of a controller.
Note 2. Disclosure might be made for more than one reason; if so state all reasons.
Note 3.        Specify which offeror if there is more than one.
Note 4. When an arrangement exists with any offeror, with the offeree company or with an associate of any offeror of or the offeree company in relation to the relevant securities, details of such an arrangement must be disclosed, as requires by Note 6 on Rule 8.

For full details of the disclosure requirements, see Rule 8 of the Code. If in doubt, contact the Panel on Takeovers and Mergers, Tel 020 7382 9026 END